April 13, 2006
VIA EDGAR AND FACSIMILE
Gregory S. Belliston, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Fax: 202-772-9217
Re:	LCA-Vision, Inc. Schedule 14A Filed April 5, 2006 File No. 0-27610
Dear Mr. Belliston:
     We are writing in response to your letter of April 12, 2006 providing comments on the above-referenced filing. Your letter provides one comment as set forth below:
Proposal to Amend the Company’s Certificate of Incorporation, page 7
1.	We note you list certain possible uses for the additional shares, such as a stock split, raising capital, and equity incentives to employees. Please disclose whether you currently have any plans to issue any of the additional shares.
     In response, and as our legal counsel has discussed with you, in our definitive proxy statement we will add language on page 8 stating that at present we have no plans to issue any of the additional shares.
     In connection with this response to your comment, LCA-Vision, Inc. acknowledges that: it is responsible for the adequacy and accuracy of disclosures in our filing; your comments or changes to disclosure in response to your comments do not foreclose you from taking any action with respect to our filing; and we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Craig P. R. Joffe
Craig P. R. Joffe
Interim Chief Executive Officer,
Chief Operating Officer, General Counsel